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	UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D. C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.2)*

SHOWBIZ PIZZA TIME, INC.
(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

0008253881309
(CUSIP Number)

ROBERT C. SCHWENKEL
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
ONE NEW YORK PLAZA
NEW YORK, NY 10004
212-859-8167
GARY J. COHEN
SIDLEY & AUSTIN
555 WEST FIFTH STREET
SUITE 4000
LOS ANGELES, CA 90013-1010
213-896-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

MAY 15, 1995
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 2 of 9 Pages

The Schedule 13D filed with the Securities and
Exchange Commission (the "SEC") on April 26, 1995 (the "Schedule 13D") as amended by Amendment No. 1 filed with the SEC on May 5, 1995, on behalf of New Valley Corporation ("New Valley"), BGLS Inc., Brooke Group Ltd., Bennett S. LeBow, Canyon Partners Incorporated, CPI Securities, L.P., Canpartners Incorporated, Mitchell R. Julis, R. Christian B. Evensen and Joshua S. Friedman in connection with the common stock, par value $0.10 per share ("Common Stock") of Showbiz Pizza Time, Inc., a Kansas corporation (the "Company") is hereby amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D).
Item 4 is hereby amended to add the following:
ITEM 4.	Purpose of Transaction
	On May 5, 1995, Richard M. Frank, Chairman and Chief Executive Officer sent a letter to Howard M. Lorber, President and Chief Operating Officer of New Valley, stating the following:

"Dear Mr. Lorber:

	We have received your letter dated May 4, 1995, and are pleased to learn that you agree that the Company's current strategy to refurbish its facilities is crucial to maximizing shareholder value over the long term.

	We are working diligently to arrange additional financing to enable us to achieve our objectives expeditiously and have engaged in discussions with some of the top investment bankers in the country for assistance. To the extent that you have a specific financing proposal you would like us to consider, we suggest that you submit it to us in writing so that we, together with our financial advisors, consider it along with other alternatives available to us. We appreciate your interest in ShowBiz."

	In addition, on May 5, 1995, Mr. Frank sent Mr. Lorber a second letter which stated the following:

"Dear Mr. Lorber:

	In reference to the recent acquisition of 780,619 shares (the "Shares") of common stock of ShowBiz Pizza Time, Inc. (the "Company"), by New Valley Corporation ("New Valley") and other members of its acquiring "group" as described in New Valley's
Schedule 13D dated April 26, 1995, this letter is to inform you that the Company's Restated Articles of Incorporation (the "Articles") contain certain restrictions on the transfer of the Company's common stock. In particular Section 4.13.1 of the Articles provides, in pertinent part, that prior to December 31, 2002, any attempted or purported transfer or registration of transfer of any shares of the Company's common stock to any person or group that directly or indirectly owns more than Page 4 of 9 Pages

4.75% of the value of the outstanding capital stock of the Company prior to the transfer shall be void ab initio and any transfer which would result in any person or group owning in excess of 4.75% of the value of the outstanding capital stock of the Company as a result of and immediately after the transfer shall be void ab initio as to the number of shares representing such excess over 4.75%, unless in either case the transfer is approved in writing by the Company's Board of Directors (the "Board"). In the event of a transfer in violation of this provision, Sections 4.13.2 and
4.13.3 of the Articles provide, respectively, that the Company (i) shall be deemed to be the agent of the transferor for the sole purpose of selling the shares of common stock subject to such restrictions to an eligible transferee and (ii) shall have the right, for a period of 90 days after receipt of knowledge of such transfer, to acquire such shares at the price paid by the intended transferee. The right to vote and receive dividends with respect to such shares remains with the transferor.

	The purpose of such transfer restrictions is to prevent a possible ownership change of the Company (as defined in the Internal Revenue Code of 1986), the result of which would be an annual limitation on the use of the Company's net operating loss carryforwards. The Board believes the limitation on the use of such NOLs would have a material adverse effect on the value of the Company's outstanding shares of common stock.

	The undersigned has been authorized by the Board to inform you that the Board will waive such transfer restriction with respect to the acquisition of the Shares. The Company will, however, enforce the restriction on transfer for all future acquisitions by New Valley or any other 5% or greater stockholder of the Company, unless it can be demonstrated to the satisfaction of the Board that such transaction would not increase the risk to the Company of a possible ownership change under Section 382 of the Internal Revenue Code. Accordingly, you encouraged to consult with counsel to the Company before entering into any transaction which may result in a violation of this provision."

	The Reporting Persons have, after due consideration of their alternatives, now determined to nominate a director for election at the annual meeting of the Company scheduled for June 8, 1995.
In this regard, the Reporting Persons, through Bear Stearns, instructed DTC, as the holder of record of the shares of Common Stock referred to in the notice set forth below on May 1, 1995
(the record date for holders entitled to vote at the next stockholder meeting thereafter) and on May 15, 1995 (the date upon which the notice set forth below requires to be delivered pursuant that the Company's by-laws), to send notice to the Company, in accordance with Article 12A of the Company's by-laws (as amended). Such notice, dated May 12, 1995, and delivered by hand to the Company on May 15, 1995, stated the following:

"To:	The Secretary of Showbiz Pizza Time, Inc.

	Cede & Co., the nominee of The Depository Trust Company ("DTC"), is a holder of record of shares of common stock, par value $0.10 per share, of Showbiz Pizza Time, Inc. (the "Company"). DTC is informed by its Participant, Bear, Stearns Securities Corp. ("Participant"),
Page 5 of 9 Pages
that on the date hereof 15,800 of such shares (the "Shares") credited to Participant's DTC account are beneficially owned by CPI Securities LP, a customer of Participant.

	At the request of Participant, on behalf of CPI Securities LP, Cede & Co., as holder of record of the Shares, hereby gives notice, pursuant to the Bylaws of the Company and under Regulation 14A of the Securities Exchange Act of 1934, as amended, of its nomination of the person set forth below for election as a director of the Company at the next meeting of stockholders of the Company at which election of directors will take place.

	While Cede & Co. is furnishing this Notice as the stockholder of record of the Shares, it does so at the request of Participant and only as a nominal party for the true party in interest, CPI Securities LP. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that CPI Securities LP is not denied its rights as the beneficial owner of the Shares, and Cede & Co. assumes no further responsibility in this matter.

Nominee for Director

Name:                         Joshua S. Friedman
Age:                          39
Business Address:             c/o Canyon Partners
                              Incorporated
                              9665 Wilshire
                              Boulevard, Suite 200
                              Beverly Hills,
                              California 90212
Home Address:                 175 South Mapleton
                              Drive
                              Los Angeles,
                              California 90024
Principal Occupation:         Investment Banker
Capital Stock owned:          None.  However, see
                              Schedule 13D
                              attached relating to
                              the interest of Mr.
                              Friedman in
                              securities held by
                              other persons.

	Mr. Friedman has been a Director, Vice President and Secretary of Canpartners Incorporated, a California corporation, since March 1990 and holds various similar positions or limited partnership interests in its subsidiaries and affiliates, Mr. Freidman's principal business responsibilities includes formulating business strategies and implementing the same on behalf of Canpartners Incorporated and its affiliates.

	Items Responsive to Regulation 14A of the Securities
Exchange Act of 1934, as 	amended ("Regulation 14A")

	Mr. Friedman has not been the subject of any legal proceedings as set forth in Item 401(f) of Regulation S-K.
Neither has he had any transactions with Management and Others of the Company or any Indebtedness thereto as described in Items
403(a) and 403(c) of Regulation S-K.
Page 4 of 9 Pages

	The solicitation of proxies for the election of Mr. Friedman as a director will be made by personal phone calls by persons, or employees of such persons, comprising the group of reporting persons in the attached Schedule 13D as part of their regular business activities. No person or organization has been specifically employed to solicit proxies on behalf of such group.
It is estimated that the total cost of solicitations will not exceed $50,000 and, to date (May 11, 1995), expenditures have totalled approximately $15,000. All costs will be borne by New Valley Corporation ("New Valley"), one of the reporting persons in the attached Schedule 13D. New Valley may seek reimbursement of its expenses relating to the solicitation of proxies from the Company; however, New Valley does not intend to submit the question of reimbursement to a vote of the Company's security holders.

	Please refer to Schedule 13D attached hereto with respect to any other information required to be included in proxy materials wit respect to Mr. Friedman or any other participants in the solicitation of proxies for the election of Mr. Friedman under Regulation 14A.

Nominating Stockholder

Record Holder Name:            Cede & Co.
Record Address (as it should
appear on the Company's books):Proxy-23rd Floor
                               P.O. Box 20,
                               Bowling Green
                               Station
                               New York, New
                               York 10274
Beneficial Holder Name:        CPI Securities,
                               L.P.
Business Address:              9665 Wilshire
                               Boulevard, Suite
                               200
                               Beverly Hills,
                               California 90212
Capital Stock owned by
    beneficial owner:          See Schedule 13D
                               attached and
                               Attachment 3
Arrangements with Nominee:     See Item 6 of
                               Schedule 13D
                               attached

	Please refer to Schedule 13D attached hereto with respect to any other information required to be included in proxy materials under Regulation 14A of the Securities Exchange Act of 1934, as amended. Information not included in the Schedule 13D is not applicable to this submission.

	At the request of Participant, the undersigned hereby represents that it will designate an agent who will appear in person or by proxy at the next meeting of stockholders of the Company for the purpose of nominating the above-named for election as a director.

	While Cede & Co. is furnishing this Notice as the stockholder of record of the Shares, it does so at the request of Participant and only as a nominal party for the true party in interest, CPI Securities L.P. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that CPI Securities L.P. is not denied its rights as the beneficial owner of the Shares, and Cede & Co. assumes no further responsibility in this matter."
Page 5 of 9 Pages

	The Reporting Persons are not currently soliciting, and do not intend to conduct a general solicitation of, proxies with respect to the nomination or election of Mr. Friedman as a director of the Company. If the Reporting Persons determine to seek proxies from other stockholders of the Company in favor of the election of Mr. Friedman as a director, the Reporting Persons intend to seek such proxies pursuant to Rule 14a-2(b)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and all other applicable provisions of Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.
Page 6 of 9 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  May  15, 1995

NEW VALLEY CORPORATION


By:	/s/ Gerald E. Sauter
	Name:  Gerald E. Sauter
	Title:  Chief Financial Officer


NEW VALLEY HOLDINGS, INC.


By:	/s/ Gerald E. Sauter
	Name:  Gerald E. Sauter
	Title:  Chief Financial Officer


BGLS INC.


By:	/s/ Gerald E. Sauter
	Name:  Gerald E. Sauter
	Title:  Chief Financial Officer


BROOKE GROUP LTD.


By:	/s/ Gerald E. Sauter
	Name:  Gerald E. Sauter
	Title:  Chief Financial Officer

Page 7 of 9 Pages

BENNETT S. LEBOW


By:	/s/ Bennett S. Lebow


CANYON PARTNERS INCORPORATED


By:	/s/ R. Christian B. Evensen
	Name:  R. Christian B. Evensen
	Title:  President


C.P.I. SECURITIES, L.P.

By:	Canpartners Incorporated, its General Partner


By:	/s/ R. Christian B. Evensen
	Name:  R. Christian B. Evensen
	Title:  President


CANPARTNERS INCORPORATED


By:	/s/ R. Christian B. Evensen
	Name:  R. Christian B. Evensen
	Title:  President


MITCHELL R. JULIS


/s/ Mitchell R. Julis


R. CHRISTIAN B. EVENSEN


/s/ R Christian B. Evensen

Page 8 of 9 Pages

JOSHUA S. FRIEDMAN


/s/ Joshua S. Friedman


K. ROBERT TURNER


/s/ K. Robert Turner

Page 9 of 9 Pages